Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

Alibaba Group Holding Limited
阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

ANNOUNCEMENT OF THE MARCH QUARTER 2025 RESULTS AND FISCAL YEAR 2025 ANNUAL RESULTS

The board of directors (the “Board”) of Alibaba Group Holding Limited (“Alibaba Group” or the “company”) is pleased to announce that the unaudited consolidated results of the company, its subsidiaries and consolidated entities (the “Group”) for the three months and the fiscal year ended March 31, 2025 (the “Annual Results”). The Group’s Annual Results have been prepared under accounting principles generally accepted in the United States of America (“U.S. GAAP”) and reviewed by the audit committee (the “Audit Committee”) of the Board.

In this results announcement, “we,” “us,” and “our” refer to the company and where the context otherwise requires, the Group.

“Our results this quarter and for the full fiscal year demonstrate the ongoing effectiveness of our ‘user first, AI-driven’ strategy, with core business growth continuing to accelerate. Driven by strong demand for AI, Cloud Intelligence Group quarterly revenue growth accelerated to 18%, with AI-related product revenue achieving triple-digit growth for the seventh consecutive quarter. Customer management revenue at Taobao and Tmall Group grew 12% this quarter, reflecting the sustained impact of investments in user experience and effective monetization. Looking ahead, we will remain focused on our core businesses and continue to drive AI + Cloud as a new engine for our long-term growth,” said Eddie Wu, Chief Executive Officer of Alibaba Group.

“We delivered a strong quarter with revenue growth of 7% and EBITA growth of 36%. We are confident in our business outlook and will continue to invest in our core businesses to strengthen our competitive advantages. We remain committed to enhancing shareholder returns. During fiscal year 2025, we repurchased US$11.9 billion of shares, thereby achieving a 5.1% net reduction in outstanding shares. In addition, our board of directors approved the distribution of annual and special dividends totaling US$4.6 billion,” said Toby Xu, Chief Financial Officer of Alibaba Group.

BUSINESS HIGHLIGHTS

In the quarter ended March 31, 2025:

•	Revenue was RMB236,454 million (US$32,584 million), an increase of 7% year-over-year.

•	Income from operations was RMB28,465 million (US$3,923 million), an increase of 93% year-over-year, primarily due to the increase in adjusted EBITA and a decrease in non-cash share-based compensation expense. We excluded non-cash share-based compensation expense from our non-GAAP measurements. Adjusted EBITA, a non-GAAP measurement, increased 36% year-over-year to RMB32,616 million (US$4,495 million), primarily attributable to revenue growth and improved operating efficiency, partly offset by the increase in investments in our e-commerce businesses and technology.

•	Net income attributable to ordinary shareholders was RMB12,382 million (US$1,706 million). Net income was RMB11,973 million (US$1,650 million), an increase of 1203% year-over-year, primarily due to the mark-to-market changes from our equity investments, the increase in income from operations and the decrease in impairment of equity method investments, partly offset by the losses arising from the disposal of subsidiaries. Non-GAAP net income in the quarter ended March 31, 2025 was RMB29,847 million (US$4,113 million), an increase of 22% compared to RMB24,418 million in the same quarter of 2024.

•	Diluted earnings per ADS was RMB5.17 (US$0.71). Diluted earnings per share was RMB0.65 (US$0.09 or HK$0.70). Non-GAAP diluted earnings per ADS was RMB12.52 (US$1.73), an increase of 23% year-over-year. Non-GAAP diluted earnings per share was RMB1.57 (US$0.22 or HK$1.70), an increase of 23% year-over-year.

•	Net cash provided by operating activities was RMB27,520 million (US$3,792 million), an increase of 18% compared to RMB23,340 million in the same quarter of 2024. Free cash flow, a non-GAAP measurement of liquidity, was RMB3,743 million (US$516 million), a decrease of 76% compared to RMB15,361 million in the same quarter of 2024, which was mainly attributed to the increase in our cloud infrastructure expenditure, partly offset by year-over-year increase of adjusted EBITDA.

In the fiscal year ended March 31, 2025:

•	Revenue was RMB996,347 million (US$137,300 million), an increase of 6% year-over-year.

•	Income from operations was RMB140,905 million (US$19,417 million), an increase of 24% year-over-year, primarily due to the decrease in impairment of intangible assets and goodwill, the decrease in non-cash share-based compensation expense and the increase in adjusted EBITA. We excluded impairment of intangible assets and goodwill, and non-cash share-based compensation expense from our non-GAAP measurements. Adjusted EBITA, a non-GAAP measurement, increased 5% year-over-year to RMB173,065 million (US$23,849 million), primarily attributable to revenue growth and improved operating efficiency, partly offset by the increase in investments in our e-commerce businesses and technology.

•	Net income attributable to ordinary shareholders was RMB129,470 million (US$17,841 million). Net income was RMB125,976 million (US$17,360 million), an increase of 77% year-over-year, primarily due to the mark-to-market changes from our equity investments and the increase in income from operations, partly offset by the losses arising from the disposal of subsidiaries. Non-GAAP net income in fiscal year 2025 was RMB158,122 million (US$21,790 million), which remained stable compared to RMB157,479 million in fiscal year 2024.

•	Diluted earnings per ADS was RMB53.59 (US$7.38). Diluted earnings per share was RMB6.70 (US$0.92 or HK$7.26). Non-GAAP diluted earnings per ADS was RMB65.41 (US$9.01), an increase of 5% year-over-year. Non-GAAP diluted earnings per share was RMB8.18 (US$1.13 or HK$8.86), an increase of 5% year-over-year.

•	Net cash provided by operating activities was RMB163,509 million (US$22,532 million), a decrease of 10% compared to RMB182,593 million in fiscal year 2024. Free cash flow, a non-GAAP measurement of liquidity, was RMB73,870 million (US$10,180 million), a decrease of 53% compared to RMB156,210 million in fiscal year 2024, which was mainly attributed to the increase in our cloud infrastructure expenditure, partly offset by year-over-year increase of adjusted EBITDA.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

BUSINESS AND STRATEGIC UPDATES

Taobao and Tmall Group

For the quarter ended March 31, 2025, our customer management revenue grew 12% year-over-year to RMB71,077 million (US$9,794 million), primarily driven by the improvement of take rate year-over-year. Our take rate benefited from the impact of the software service fee and increasing penetration of Quanzhantui. Merchants benefit through Quanzhantui’s convenience of use and improvement of marketing efficiency.

We continued to invest in user growth and other strategic initiatives such as price-competitive products, customer service, membership program benefits and AI technology applications to enhance user experience. These efforts led to stronger momentum in new consumer growth and continuous increase in orders.

On the merchant end, we remained focused on improving their operating environment and ensuring their sustainable development on our platform. In particular, we increased support of merchants that provide high-quality products and customer services, including support for marketing, new product launches and customer management.

The number of 88VIP members, our highest spending consumer group, continued to increase by double digits year-over-year, surpassing 50 million. We will continue to focus on improving the retention rate of 88VIP membership.

Alibaba International Digital Commerce Group (“AIDC”)

For the quarter ended March 31, 2025, revenue from AIDC grew 22% year-over-year to RMB33,579 million (US$4,627 million), primarily driven by strong performance in cross-border businesses. During the quarter, AIDC continued to focus on enhancing operating and investment efficiency, leading to narrowed loss of the segment year-over-year. In particular, the unit economics of the AliExpress’ Choice business improved on a sequential basis.

AIDC has a diverse geographical presence, with a consistent strategic focus on key regions such as select European markets and the Gulf Region. AliExpress and Trendyol, in particular, continue to diversify and enrich their product offerings by engaging local merchants and partners, through different business models in different markets. We believe that our diverse businesses and product offerings across geographies will continue to enhance our competitive advantages in the evolving global e-commerce landscape.

Cloud Intelligence Group

For the quarter ended March 31, 2025, revenue from Cloud Intelligence Group was RMB30,127 million (US$4,152 million), an increase of 18% year-over-year. During this quarter, the year-over-year growth of overall revenue excluding Alibaba-consolidated subsidiaries accelerated to 17%. This momentum was primarily driven by an even faster public cloud revenue growth, including the increasing adoption of AI-related products.

Notably, AI-related product revenue maintained triple-digit year-over-year growth for the seventh consecutive quarter. Our AI products are seeing broader adoption across a wide range of industry verticals including Internet, retail, manufacturing, and media, with a growing focus on value-added applications. For example, Lingma, our AI coding assistant launched last year, has seen strong adoption among enterprise customers and delivered robust revenue growth. We will continue to invest in anticipation of customer growth and technology innovation, including AI products and services, to increase cloud adoption for AI and maintain our market leadership.

In the 2025 Gartner® Innovation Guide for Generative AI Technologies, which assessed vendors across four defined submarkets, Alibaba Cloud was the only Chinese provider named an Emerging Leader in all four areas: Generative AI Model Providers, Generative AI Engineering, Generative AI Specialized Cloud Infrastructure, and AI Knowledge Management Apps/General Productivity.

We remain committed to advancing multi-modal AI technology and expanding our open-source initiatives. In April, we launched the Qwen3 series, a new generation of hybrid reasoning models that combine the capabilities of fast, simple responses and deeper chain-of-thought reasoning into a single model. The Qwen3 series covers a full range of model sizes, including two MoE (Mixture-of-Experts) models and six dense models. The flagship MoE model, Qwen3-235B-A22B, with 235 billion parameters but only 22 billion activated parameters, delivers efficiency and world-leading performance in key benchmarks such as code generation, mathematics, and general reasoning. The smaller models, including the dense models and the lightweight MoE model Qwen3-30B-A3B, are designed for ease of adoption by developers and enterprises, while delivering strong performance at lower costs. All Qwen3 models have been fully open-sourced on ModelScope, Hugging Face, and other platforms. We believe the full open-sourcing of Qwen3 will drive innovation and new applications by developers, start-ups and enterprises.

Cainiao Smart Logistics Network Limited (“Cainiao”)

For the quarter ended March 31, 2025, revenue of Cainiao Smart Logistics Network Limited was RMB21,573 million (US$2,973 million), a decrease of 12% year-over-year. This is the result of the increasing integration of logistics offerings into our e-commerce businesses.

Local Services Group

For the quarter ended March 31, 2025, revenue from Local Services Group grew 10% year-over-year to RMB16,134 million (US$2,223 million), driven by the order growth of both Amap and Ele.me, as well as revenue growth from marketing services.

For the quarter ended March 31, 2025, overall losses continued to narrow year-over-year as scale increased and unit economics improved due to operating efficiency.

Digital Media and Entertainment Group

For the quarter ended March 31, 2025, revenue of Digital Media and Entertainment Group was RMB5,554 million (US$765 million), an increase of 12% year-over-year, primarily driven by the strong performance of the movie and entertainment businesses and the increase in Youku's advertising revenue.

During the quarter, the adjusted EBITA of Digital Media and Entertainment Group turned positive, primarily driven by Youku's profitability.

Share Repurchases and Dividends

During the quarter ended March 31, 2025, we repurchased a total of 51 million ordinary shares (equivalent to 6 million ADSs) for a total of US$0.6 billion. These purchases were made in the U.S. market under our share repurchase program. For the fiscal year ended March 31, 2025, we repurchased a total of 1,197 million ordinary shares (equivalent to 150 million ADSs) for a total of US$11.9 billion, resulting in a net decrease of 995 million ordinary shares, or a 5.1% net reduction in our outstanding shares after accounting for shares issued under our ESOP.

Our board of directors has approved a two-part dividend in the total amount of US$0.25 per ordinary share or US$2.00 per ADS comprised of (i) an annual regular cash dividend for fiscal year 2025 in the amount of US$0.13125 per ordinary share or US$1.05 per ADS, and (ii) a one-time extraordinary cash dividend as a distribution of proceeds from disposition of certain businesses and financial investments in the amount of US$0.11875 per ordinary share or US$0.95 per ADS, in each case payable in U.S. dollars, to holders of ordinary shares and holders of ADSs, as of the close of business on June 12, 2025, Hong Kong Time and New York Time, respectively. The aggregate amount of the dividend will be approximately US$4.6 billion. As at the date hereof, the company does not hold any treasury shares whether in the Central Clearing and Settlement System, or otherwise. All the shares bought back by the company pending cancellation will not receive the annual dividend for the fiscal year ended March 31, 2025.

For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on June 12, 2025, Hong Kong Time. The payment date is expected to be on or around July 3, 2025 for holders of ordinary shares and on or around July 10, 2025 for holders of ADSs.

MARCH QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended March 31,
	2024	2025		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages and per share amounts)
Revenue	221,874	236,454	32,584	7%

Income from operations	14,765	28,465	3,923	93	%(2)
Operating margin	7%	12%
Adjusted EBITDA(1)	30,807	41,783	5,758	36	%(3)
Adjusted EBITDA margin(1)	14%	18%
Adjusted EBITA(1)	23,969	32,616	4,495	36	%(3)
Adjusted EBITA margin(1)	11%	14%

Net income	919	11,973	1,650	1203	%(4)
Net income attributable to ordinary shareholders	3,270	12,382	1,706	279	%(4)
Non-GAAP net income(1)	24,418	29,847	4,113	22	%(4)

Diluted earnings per share(5)	0.16	0.65	0.09	296	%(4)(6)
Diluted earnings per ADS(5)	1.30	5.17	0.71	296	%(4)(6)
Non-GAAP diluted earnings per share(1)(5)	1.27	1.57	0.22	23	%(4)(6)
Non-GAAP diluted earnings per ADS(1)(5)	10.14	12.52	1.73	23	%(4)(6)

(1)	See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(2)	The year-over-year increase was primarily due to the increase in adjusted EBITA and a decrease in non-cash share-based compensation expense.

(3)	The year-over-year increases were primarily attributable to revenue growth and improved operating efficiency, partly offset by the increase in investments in our e-commerce businesses and technology.

(4)	The year-over-year increases were primarily due to the mark-to-market changes from our equity investments, the increase in income from operations and the decrease in impairment of equity method investments, partly offset by the losses arising from the disposal of subsidiaries, while net income attributable to ordinary shareholders and earnings per share/ADS would further take into account the net loss attributable to noncontrolling interests. We excluded non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items from our non-GAAP measurements.

(5)	Each ADS represents eight ordinary shares.

(6)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

MARCH QUARTER SEGMENT RESULTS

Revenue for the quarter ended March 31, 2025 was RMB236,454 million (US$32,584 million), an increase of 7% year-over-year compared to RMB221,874 million in the same quarter of 2024.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended March 31,
	2024	2025		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages)
Taobao and Tmall Group:
China commerce retail
- Customer management	63,574	71,077	9,794	12%
- Direct sales and others(1)	24,690	24,504	3,377	(1)%
	88,264	95,581	13,171	8%
China commerce wholesale	4,952	5,788	798	17%
Total Taobao and Tmall Group	93,216	101,369	13,969	9%

Alibaba International Digital Commerce Group:
International commerce retail	22,278	27,603	3,804	24%
International commerce wholesale	5,170	5,976	823	16%
Total Alibaba International Digital Commerce Group	27,448	33,579	4,627	22%

Cloud Intelligence Group	25,595	30,127	4,152	18%
Cainiao Smart Logistics Network Limited	24,557	21,573	2,973	(12)%
Local Services Group	14,628	16,134	2,223	10%
Digital Media and Entertainment Group	4,945	5,554	765	12%
All others(2)	51,458	53,988	7,440	5%
Unallocated	397	446	61
Inter-segment elimination	(20,370)	(26,316)	(3,626)
Consolidated revenue	221,874	236,454	32,584	7%

(1)	Direct sales and others revenue under Taobao and Tmall Group primarily represents Tmall Supermarket, Tmall Global and other direct sales businesses, where revenue and cost of inventory are recorded on a gross basis, as well as other revenue from value-added services.

(2)	All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk and other businesses. The majority of revenue within All others consists of direct sales revenue, which is recorded on a gross basis.

The following table sets forth a breakdown of our adjusted EBITA by segment for the periods indicated:

	Three months ended March 31,
	2024	2025		YoY %
	RMB	RMB	US$	Change(3)

	(in millions, except percentages)
Taobao and Tmall Group	38,501	41,749	5,753	8%
Alibaba International Digital Commerce Group	(4,085)	(3,574)	(492)	13%
Cloud Intelligence Group	1,432	2,420	333	69%
Cainiao Smart Logistics Network Limited	(1,342)	(606)	(83)	55%
Local Services Group	(3,198)	(2,316)	(319)	28%
Digital Media and Entertainment Group	(884)	36	5	N/A
All others(1)	(2,818)	(2,535)	(349)	10%
Unallocated(2)	(2,900)	(2,030)	(280)
Inter-segment elimination	(737)	(528)	(73)
Consolidated adjusted EBITA	23,969	32,616	4,495	36%
Less: Non-cash share-based compensation expense	(7,123)	(2,781)	(383)
Less: Amortization and impairment of intangible assets, and others	(2,081)	(1,370)	(189)
Income from operations	14,765	28,465	3,923	93%

(1)	All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk and other businesses.

(2)	Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

(3)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

Taobao and Tmall Group

(i)	Segment revenue

•	China Commerce Retail Business

Revenue from our China commerce retail business in the quarter ended March 31, 2025 was RMB95,581 million (US$13,171 million), an increase of 8% compared to RMB88,264 million in the same quarter of 2024.

Customer management revenue increased by 12% year-over-year, primarily driven by the improvement of take rate year-over-year.

Direct sales and others revenue under China commerce retail business in the quarter ended March 31, 2025 was RMB24,504 million (US$3,377 million), a decrease of 1% compared to RMB24,690 million in the same quarter of 2024, primarily driven by the decrease in direct sales revenue as a result of our planned reduction of certain direct sales businesses, partly offset by the increase in revenue from value-added services.

•	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in the quarter ended March 31, 2025 was RMB5,788 million (US$798 million), an increase of 17% compared to RMB4,952 million in the same quarter of 2024, primarily due to an increase in revenue from value-added services provided to paying members.

(ii)	Segment adjusted EBITA

Taobao and Tmall Group adjusted EBITA increased by 8% to RMB41,749 million (US$5,753 million) in the quarter ended March 31, 2025, compared to RMB38,501 million in the same quarter of 2024, primarily due to the increase in revenue from customer management service, partly offset by the increase in investments in user experience and technology.

Alibaba International Digital Commerce Group

(i)	Segment revenue

•	International Commerce Retail Business

Revenue from our International commerce retail business in the quarter ended March 31, 2025 was RMB27,603 million (US$3,804 million), an increase of 24% compared to RMB22,278 million in the same quarter of 2024, primarily driven by the increase in revenue contributed by AliExpress and Trendyol. As certain of our international businesses generate revenue in local currencies while our reporting currency is Renminbi, AIDC's revenue is affected by exchange rate fluctuations.

•	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in the quarter ended March 31, 2025 was RMB5,976 million (US$823 million), an increase of 16% compared to RMB5,170 million in the same quarter of 2024, primarily due to an increase in revenue generated by cross-border related value-added services.

(ii)	Segment adjusted EBITA

Alibaba International Digital Commerce Group adjusted EBITA was a loss of RMB3,574 million (US$492 million) in the quarter ended March 31, 2025, compared to a loss of RMB4,085 million in the same quarter of 2024, primarily due to Lazada's significant reduction in operating losses driven by its improvement in monetization and operating efficiency.

Cloud Intelligence Group

(i)	Segment revenue

Revenue from Cloud Intelligence Group was RMB30,127 million (US$4,152 million) in the quarter ended March 31, 2025, an increase of 18% compared to RMB25,595 million in the same quarter of 2024. Overall revenue excluding Alibaba-consolidated subsidiaries increased by 17% year-over-year, primarily driven by an even faster public cloud revenue growth, including the increasing adoption of AI-related products.

(ii)	Segment adjusted EBITA

Cloud Intelligence Group adjusted EBITA increased by 69% to RMB2,420 million (US$333 million) in the quarter ended March 31, 2025, compared to RMB1,432 million in the same quarter of 2024, primarily due to faster public cloud revenue growth and improving operating efficiency, partly offset by the increasing investments in customer growth and technology innovation.

Cainiao Smart Logistics Network Limited

(i)	Segment revenue

Revenue from Cainiao Smart Logistics Network Limited was RMB21,573 million (US$2,973 million) in the quarter ended March 31, 2025, a decrease of 12% compared to RMB24,557 million in the same quarter of 2024, primarily due to the decrease in revenue from domestic logistics services as a result of our e-commerce businesses taking on certain logistics platform role.

(ii)	Segment adjusted EBITA

Cainiao Smart Logistics Network Limited adjusted EBITA was a loss of RMB606 million (US$83 million) in the quarter ended March 31, 2025, compared to a loss of RMB1,342 million in the same quarter of 2024, primarily due to retention incentives granted to Cainiao employees in connection with the withdrawal of its initial public offering in the same quarter last year.

Local Services Group

(i)	Segment revenue

Revenue from Local Services Group was RMB16,134 million (US$2,223 million) in the quarter ended March 31, 2025, an increase of 10% compared to RMB14,628 million in the same quarter of 2024, driven by the order growth of both Amap and Ele.me, as well as revenue growth from marketing services.

(ii)	Segment adjusted EBITA

Local Services Group adjusted EBITA was a loss of RMB2,316 million (US$319 million) in the quarter ended March 31, 2025, compared to a loss of RMB3,198 million in the same quarter of 2024, as unit economics improved due to operating efficiency and increased scale.

Digital Media and Entertainment Group

(i)	Segment revenue

Revenue from Digital Media and Entertainment Group was RMB5,554 million (US$765 million) in the quarter ended March 31, 2025, an increase of 12% compared to RMB4,945 million in the same quarter of 2024, primarily driven by the revenue growth of the movie and entertainment businesses of Alibaba Pictures.

(ii)	Segment adjusted EBITA

Digital Media and Entertainment Group adjusted EBITA in the quarter ended March 31, 2025 was a profit of RMB36 million (US$5 million), compared to a loss of RMB884 million in the same quarter of 2024, primarily due to the improved operating results of Youku.

All Others

(i)	Segment revenue

Revenue from All others segment was RMB53,988 million (US$7,440 million) in the quarter ended March 31, 2025, an increase of 5% compared to RMB51,458 million in the same quarter of 2024, primarily due to the increase in revenue from Freshippo and Alibaba Health, partly offset by the decrease in revenue from Sun Art due to its sale and deconsolidation in February 2025.

(ii)	Segment adjusted EBITA

Adjusted EBITA from All others segment in the quarter ended March 31, 2025 was a loss of RMB2,535 million (US$349 million), compared to a loss of RMB2,818 million in the same quarter of 2024.

MARCH QUARTER OTHER FINANCIAL RESULTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense, and costs and expenses excluding share-based compensation expense by function for the periods indicated:

	Three months ended March 31,					% of
	2024		2025			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	148,098	66.7%	145,626	20,068	61.6%	(5.1)%
Product development expenses	14,085	6.3%	14,934	2,058	6.3%	0.0%
Sales and marketing expenses	28,826	13.0%	36,179	4,985	15.3%	2.3%
General and administrative expenses	14,019	6.3%	10,331	1,423	4.4%	(1.9)%
Amortization and impairment of intangible assets	2,081	0.9%	833	115	0.4%	(0.5)%
Total costs and expenses	207,109		207,903	28,649

Share-based compensation expense:
Cost of revenue	891	0.4%	417	57	0.2%	(0.2)%
Product development expenses	2,037	0.9%	1,538	212	0.7%	(0.2)%
Sales and marketing expenses	735	0.3%	654	90	0.3%	0.0%
General and administrative expenses	3,460	1.6%	826	114	0.3%	(1.3)%
Total share-based compensation expense(1)	7,123		3,435	473

Costs and expenses excluding share-based compensation expense:
Cost of revenue	147,207	66.3%	145,209	20,011	61.4%	(4.9)%
Product development expenses	12,048	5.4%	13,396	1,846	5.7%	0.3%
Sales and marketing expenses	28,091	12.7%	35,525	4,895	15.0%	2.3%
General and administrative expenses	10,559	4.8%	9,505	1,309	4.0%	(0.8)%
Amortization and impairment of intangible assets	2,081	0.9%	833	115	0.4%	(0.5)%
Total costs and expenses excluding share-based compensation expense	199,986		204,468	28,176

(1)	This includes both cash and non-cash share-based compensation expenses.

Cost of revenue – Cost of revenue in the quarter ended March 31, 2025 was RMB145,626 million (US$20,068 million), or 61.6% of revenue, compared to RMB148,098 million, or 66.7% of revenue, in the same quarter of 2024. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have decreased from 66.3% in the quarter ended March 31, 2024 to 61.4% in the quarter ended March 31, 2025, primarily due to the decrease in scale of low margin direct sales businesses, and improvement in monetization and operating efficiency.

Product development expenses – Product development expenses in the quarter ended March 31, 2025 were RMB14,934 million (US$2,058 million), or 6.3% of revenue, compared to RMB14,085 million, or 6.3% of revenue, in the same quarter of 2024. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have increased from 5.4% in the quarter ended March 31, 2024 to 5.7% in the quarter ended March 31, 2025.

Sales and marketing expenses – Sales and marketing expenses in the quarter ended March 31, 2025 were RMB36,179 million (US$4,985 million), or 15.3% of revenue, compared to RMB28,826 million, or 13.0% of revenue, in the same quarter of 2024. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 12.7% in the quarter ended March 31, 2024 to 15.0% in the quarter ended March 31, 2025, primarily due to our increased investments in e-commerce businesses.

General and administrative expenses – General and administrative expenses in the quarter ended March 31, 2025 were RMB10,331 million (US$1,423 million), or 4.4% of revenue, compared to RMB14,019 million, or 6.3% of revenue, in the same quarter of 2024. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 4.8% in the quarter ended March 31, 2024 to 4.0% in the quarter ended March 31, 2025.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the quarter ended March 31, 2025 was RMB3,435 million (US$473 million), compared to RMB7,123 million in the same quarter of 2024.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended March 31,
	2024	2025		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	4,350	2,712	374	(38)%
Ant Group share-based awards(2)	25	9	1	(64)%
Others(3)	2,748	714	98	(74)%
Total share-based compensation expense(4)	7,123	3,435	473	(52)%

(1)	This represents Alibaba Group share-based awards granted to our employees.

(2)	This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.

(3)	This represents share-based awards of our subsidiaries.

(4)	This includes both cash and non-cash share-based compensation expenses.

Share-based compensation expense decreased in the quarter ended March 31, 2025 compared to the same quarter of 2024. This decrease was primarily due to the decrease in the number of the awards granted and the increase in long-term cash incentives granted after considering the macroeconomic environment and the general trends in the talent market.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization and impairment of intangible assets – Amortization and impairment of intangible assets in the quarter ended March 31, 2025 was RMB833 million (US$115 million), a decrease of 60% from RMB2,081 million in the same quarter of 2024.

Income from operations and operating margin

Income from operations in the quarter ended March 31, 2025 was RMB28,465 million (US$3,923 million), or 12% of revenue, an increase of 93% compared to RMB14,765 million, or 7% of revenue, in the same quarter of 2024, primarily due to the increase in adjusted EBITA and a decrease in non-cash share-based compensation expense.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 36% year-over-year to RMB41,783 million (US$5,758 million) in the quarter ended March 31, 2025, compared to RMB30,807 million in the same quarter of 2024. Adjusted EBITA increased 36% year-over-year to RMB32,616 million (US$4,495 million) in the quarter ended March 31, 2025, compared to RMB23,969 million in the same quarter of 2024, primarily attributable to revenue growth and improved operating efficiency, partly offset by the increase in investments in our e-commerce businesses and technology. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA by segment

Adjusted EBITA by segment as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitled “March Quarter Segment Results” above.

Interest and investment income, net

Interest and investment income, net in the quarter ended March 31, 2025 was a loss of RMB7,516 million (US$1,036 million), compared to a loss of RMB5,702 million in the same quarter of 2024, primarily due to the losses arising from the disposal of subsidiaries, partly offset by the mark-to-market changes from our equity investments and the decrease in impairment of our investments.

The above-mentioned investment gains and losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended March 31, 2025 was RMB20 million (US$3 million), a decrease of 99% compared to RMB2,963 million in the same quarter of 2024, primarily due to the net exchange loss in this quarter compared to the net exchange gain in the same quarter last year, arising from the exchange rate fluctuation between Renminbi and U.S. dollar.

Income tax expenses

Income tax expenses in the quarter ended March 31, 2025 were RMB6,854 million (US$945 million), compared to RMB5,722 million in the same quarter of 2024.

Share of results of equity method investees

Share of results of equity method investees in the quarter ended March 31, 2025 was a profit of RMB354 million (US$49 million), compared to a loss of RMB3,208 million in the same quarter of 2024. The following table sets forth a breakdown of share of results of equity method investees for the periods indicated:

	Three months ended March 31,
	2024	2025
	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	2,570	1,763	243
- Others	358	(981)	(135)
Impairment loss	(5,403)	(43)	(6)
Others(1)	(733)	(385)	(53)
Total	(3,208)	354	49

(1)	“Others” mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The year-over-year decrease in share of profit of Ant Group was mainly attributable to investments in new growth initiatives, partly offset by an increase in fair value of certain investments. Impairment loss decreased year-over-year as we recorded impairment losses of RMB5,403 million in the same quarter last year, primarily due to a prolonged decline in the public market value of an equity method investee against its carrying value.

Net income and Non-GAAP net income

Our net income in the quarter ended March 31, 2025 was RMB11,973 million (US$1,650 million), compared to RMB919 million in the same quarter of 2024, primarily due to the mark-to-market changes from our equity investments, the increase in income from operations, and the decrease in impairment of equity method investments, partly offset by the losses arising from the disposal of subsidiaries.

Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP net income in the quarter ended March 31, 2025 was RMB29,847 million (US$4,113 million), an increase of 22% compared to RMB24,418 million in the same quarter of 2024. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended March 31, 2025 was RMB12,382 million (US$1,706 million), compared to RMB3,270 million in the same quarter of 2024, primarily due to the mark-to-market changes from our equity investments, the increase in income from operations, and the decrease in impairment of equity method investments, partly offset by the losses arising from the disposal of subsidiaries.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the quarter ended March 31, 2025 was RMB5.17 (US$0.71), compared to RMB1.30 in the same quarter of 2024. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per ADS in the quarter ended March 31, 2025 was RMB12.52 (US$1.73), an increase of 23% compared to RMB10.14 in the same quarter of 2024.

Diluted earnings per share in the quarter ended March 31, 2025 was RMB0.65 (US$0.09 or HK$0.70), compared to RMB0.16 in the same quarter of 2024. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per share in the quarter ended March 31, 2025 was RMB1.57 (US$0.22 or HK$1.70), an increase of 23% compared to RMB1.27 in the same quarter of 2024.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Net cash provided by operating activities and free cash flow

During the quarter ended March 31, 2025, net cash provided by operating activities was RMB27,520 million (US$3,792 million), an increase of 18% compared to RMB23,340 million in the same quarter of 2024. Free cash flow, a non-GAAP measurement of liquidity, was RMB3,743 million (US$516 million), a decrease of 76% compared to RMB15,361 million in the same quarter of 2024. The decrease in free cash flow was mainly attributed to the increase in our cloud infrastructure expenditure, partly offset by year-over-year increase of adjusted EBITDA. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended March 31, 2025, net cash used in investing activities of RMB39,547 million (US$5,450 million) primarily reflected capital expenditures of RMB24,612 million (US$3,392 million) and an increase in other treasury investments by RMB15,248 million (US$2,101 million).

Net cash used in financing activities

During the quarter ended March 31, 2025, net cash used in financing activities of RMB4,102 million (US$565 million) primarily reflected cash used in repurchase of ordinary shares of RMB4,584 million (US$632 million) and acquisition of additional equity interests in non-wholly owned subsidiaries of RMB2,028 million (US$279 million), partly offset by net proceeds from bank borrowings of RMB3,418 million (US$471 million).

Employees

As of March 31, 2025, we had a total of 124,320 employees, compared to 194,320 as of December 31, 2024. The decrease in number of employees was mainly the result of sale and deconsolidation of Sun Art, partly offset by new hires.

FULL FISCAL YEAR SUMMARY FINANCIAL RESULTS

	Year ended March 31,
	2024	2025		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages and per share amounts)
Revenue	941,168	996,347	137,300	6%

Income from operations	113,350	140,905	19,417	24	%(2)
Operating margin	12%	14%
Adjusted EBITDA(1)	191,668	202,325	27,881	6	%(3)
Adjusted EBITDA margin(1)	20%	20%
Adjusted EBITA(1)	165,028	173,065	23,849	5	%(3)
Adjusted EBITA margin(1)	18%	17%

Net income	71,332	125,976	17,360	77	%(4)
Net income attributable to ordinary shareholders	79,741	129,470	17,841	62	%(4)
Non-GAAP net income(1)	157,479	158,122	21,790	0	%(4)

Diluted earnings per share(5)	3.91	6.70	0.92	72	%(4)(6)
Diluted earnings per ADS(5)	31.24	53.59	7.38	72	%(4)(6)
Non-GAAP diluted earnings per share(1)(5)	7.78	8.18	1.13	5	%(4)(6)
Non-GAAP diluted earnings per ADS(1)(5)	62.23	65.41	9.01	5	%(4)(6)

(1)	See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(2)	The year-over-year increase was primarily due to the decrease in impairment of intangible assets and goodwill, the decrease in non-cash share-based compensation expense and the increase in adjusted EBITA.

(3)	The year-over-year increases were primarily attributable to revenue growth and improved operating efficiency, partly offset by the increase in investments in our e-commerce businesses and technology.

(4)	The year-over-year increases were primarily due to the mark-to-market changes from our equity investments and the increase in income from operations, partly offset by the losses arising from the disposal of subsidiaries, while net income attributable to ordinary shareholders and earnings per share/ADS would further take into account the net loss attributable to noncontrolling interests. We excluded non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items from our non-GAAP measurements.

(5)	Each ADS represents eight ordinary shares.

(6)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

FULL FISCAL YEAR SEGMENT RESULTS

Revenue for fiscal year 2025 was RMB996,347 million (US$137,300 million), an increase of 6% year-over-year compared to RMB941,168 million in fiscal year 2024.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Year ended March 31,
	2024	2025		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages)
Taobao and Tmall Group:
China commerce retail
- Customer management	304,009	322,346	44,420	6%
- Direct sales and others(1)	110,405	103,180	14,219	(7)%
	414,414	425,526	58,639	3%
China commerce wholesale	20,479	24,301	3,349	19%
Total Taobao and Tmall Group	434,893	449,827	61,988	3%

Alibaba International Digital Commerce Group:
International commerce retail	81,654	108,465	14,947	33%
International commerce wholesale	20,944	23,835	3,284	14%
Total Alibaba International Digital Commerce Group	102,598	132,300	18,231	29%

Cloud Intelligence Group	106,374	118,028	16,265	11%
Cainiao Smart Logistics Network Limited	99,020	101,272	13,956	2%
Local Services Group	59,802	67,076	9,243	12%
Digital Media and Entertainment Group	21,145	22,267	3,068	5%
All others(2)	192,331	206,269	28,425	7%
Unallocated	1,297	1,924	265
Inter-segment elimination	(76,292)	(102,616)	(14,141)
Consolidated revenue	941,168	996,347	137,300	6%

(1)	Direct sales and others revenue under Taobao and Tmall Group primarily represents Tmall Supermarket, Tmall Global and other direct sales businesses, where revenue and cost of inventory are recorded on a gross basis, as well as other revenue from value-added services.

(2)	All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk and other businesses. The majority of revenue within All others consists of direct sales revenue, which is recorded on a gross basis.

The following table sets forth a breakdown of our adjusted EBITA by segment for the periods indicated:

	Year ended March 31,
	2024	2025		YoY %
	RMB	RMB	US$	Change(3)

	(in millions, except percentages)
Taobao and Tmall Group	194,827	196,232	27,041	1%
Alibaba International Digital Commerce Group	(8,035)	(15,137)	(2,086)	(88)%
Cloud Intelligence Group	6,121	10,556	1,455	72%
Cainiao Smart Logistics Network Limited	1,402	302	41	(78)%
Local Services Group	(9,812)	(3,689)	(508)	62%
Digital Media and Entertainment Group	(1,539)	(554)	(76)	64%
All others(1)	(9,160)	(8,536)	(1,176)	7%
Unallocated(2)	(6,190)	(4,337)	(598)
Inter-segment elimination	(2,586)	(1,772)	(244)
Consolidated adjusted EBITA	165,028	173,065	23,849	5%
Less: Non-cash share-based compensation expense	(18,546)	(13,970)	(1,925)
Less: Amortization and impairment of intangible assets	(21,592)	(6,336)	(873)
Less: Impairment of goodwill, and others	(11,540)	(11,854)	(1,634)
Income from operations	113,350	140,905	19,417	24%

(1)	All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk and other businesses.

(2)	Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

(3)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

Taobao and Tmall Group

(i)	Segment revenue

•	China Commerce Retail Business

Revenue from our China commerce retail business in fiscal year 2025 was RMB425,526 million (US$58,639 million), an increase of 3% compared to RMB414,414 million in fiscal year 2024.

Customer management revenue increased by 6% year-over-year, primarily driven by the online GMV growth and improvement of take rate year-over-year.

Direct sales and others revenue under China commerce retail business in fiscal year 2025 was RMB103,180 million (US$14,219 million), a decrease of 7% compared to RMB110,405 million in fiscal year 2024, primarily due to the decrease in direct sales revenue as a result of our planned reduction of certain direct sales businesses, partly offset by the increase in revenue from value-added services.

•	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in fiscal year 2025 was RMB24,301 million (US$3,349 million), an increase of 19% compared to RMB20,479 million in fiscal year 2024, primarily due to an increase in revenue from value-added services provided to paying members.

(ii)	Segment adjusted EBITA

Taobao and Tmall Group adjusted EBITA increased by 1% to RMB196,232 million (US$27,041 million) in fiscal year 2025, compared to RMB194,827 million in fiscal year 2024, primarily due to the increase in revenue from customer management service, partly offset by the increase in investments in user experience and technology.

Alibaba International Digital Commerce Group

(i)	Segment revenue

•	International Commerce Retail Business

Revenue from our International commerce retail business in fiscal year 2025 was RMB108,465 million (US$14,947 million), an increase of 33% compared to RMB81,654 million in fiscal year 2024, primarily driven by the increase in revenue contributed by AliExpress and Trendyol. As certain of our international businesses generate revenue in local currencies while our reporting currency is Renminbi, AIDC's revenue is affected by exchange rate fluctuations.

•	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in fiscal year 2025 was RMB23,835 million (US$3,284 million), an increase of 14% compared to RMB20,944 million in fiscal year 2024, primarily due to an increase in revenue generated by cross-border related value-added services.

(ii)	Segment adjusted EBITA

Alibaba International Digital Commerce Group adjusted EBITA was a loss of RMB15,137 million (US$2,086 million) in fiscal year 2025, compared to a loss of RMB8,035 million in fiscal year 2024, primarily due to the increase in investments in AliExpress and Trendyol's cross-border businesses, partly offset by Lazada's significant reduction in operating losses due to its improvement in monetization and operating efficiency, as well as improvements in profitability of Trendyol's domestic businesses.

Cloud Intelligence Group

(i)	Segment revenue

Revenue from Cloud Intelligence Group was RMB118,028 million (US$16,265 million) in fiscal year 2025, an increase of 11% compared to RMB106,374 million in fiscal year 2024. Overall revenue excluding Alibaba-consolidated subsidiaries increased by 10% year-over-year, primarily driven by an even faster public cloud revenue growth, including the increasing adoption of AI-related products.

(ii)	Segment adjusted EBITA

Cloud Intelligence Group adjusted EBITA increased by 72% to RMB10,556 million (US$1,455 million) in fiscal year 2025, compared to RMB6,121 million in fiscal year 2024, primarily due to faster public cloud revenue growth and improving operating efficiency, partly offset by the increasing investments in customer growth and technology innovation.

Cainiao Smart Logistics Network Limited

(i)	Segment revenue

Revenue from Cainiao Smart Logistics Network Limited was RMB101,272 million (US$13,956 million) in fiscal year 2025, an increase of 2% compared to RMB99,020 million in fiscal year 2024, primarily driven by the increase in revenue from cross-border fulfillment solutions, partly offset by the decrease in revenue from domestic logistics services as a result of our e-commerce businesses taking on certain logistics platform role.

(ii)	Segment adjusted EBITA

Cainiao Smart Logistics Network Limited adjusted EBITA decreased by 78% to RMB302 million (US$41 million) in fiscal year 2025, compared to RMB1,402 million in fiscal year 2024, primarily due to the decrease in profits from cross-border fulfillment solutions.

Local Services Group

(i)	Segment revenue

Revenue from Local Services Group was RMB67,076 million (US$9,243 million) in fiscal year 2025, an increase of 12% compared to RMB59,802 million in fiscal year 2024, driven by the order growth of both Amap and Ele.me, as well as revenue growth from marketing services.

(ii)	Segment adjusted EBITA

Local Services Group adjusted EBITA was a loss of RMB3,689 million (US$508 million) in fiscal year 2025, compared to a loss of RMB9,812 million in fiscal year 2024, as unit economics improved due to operating efficiency and increased scale.

Digital Media and Entertainment Group

(i)	Segment revenue

Revenue from Digital Media and Entertainment Group was RMB22,267 million (US$3,068 million) in fiscal year 2025, an increase of 5% compared to RMB21,145 million in fiscal year 2024, driven by the strong revenue growth of the movie and entertainment businesses of Alibaba Pictures, and Youku.

(ii)	Segment adjusted EBITA

Digital Media and Entertainment Group adjusted EBITA in fiscal year 2025 was a loss of RMB554 million (US$76 million), compared to a loss of RMB1,539 million in fiscal year 2024, primarily due to the narrowing of loss from Youku.

All Others

(i)	Segment revenue

Revenue from All others segment was RMB206,269 million (US$28,425 million) in fiscal year 2025, an increase of 7% compared to RMB192,331 million in fiscal year 2024, primarily due to the increase in revenue from Freshippo and Alibaba Health, partly offset by the decrease in revenue from Sun Art due to its sale and deconsolidation in February 2025.

(ii)	Segment adjusted EBITA

Adjusted EBITA from All others segment in fiscal year 2025 was a loss of RMB8,536 million (US$1,176 million), compared to a loss of RMB9,160 million in fiscal year 2024, primarily due to improved operating results from Sun Art, Freshippo and Alibaba Health, partly offset by the increased investment in technology businesses.

FULL FISCAL YEAR OTHER FINANCIAL RESULTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense, and costs and expenses excluding share-based compensation expense by function for the periods indicated:

	Year ended March 31,					% of
	2024		2025			Revenue
		% of			% of	YoY
	RMB	Revenue	RMB	US$	Revenue	change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	586,323	62.3%	598,285	82,446	60.0%	(2.3)%
Product development expenses	52,256	5.6%	57,151	7,876	5.7%	0.1%
Sales and marketing expenses	115,141	12.2%	144,021	19,847	14.5%	2.3%
General and administrative expenses	41,985	4.5%	44,239	6,096	4.4%	(0.1)%
Amortization and impairment of intangible assets	21,592	2.3%	6,336	873	0.6%	(1.7)%
Impairment of goodwill	10,521	1.1%	6,171	850	0.6%	(0.5)%
Total costs and expenses	827,818		856,203	117,988

Share-based compensation expense:
Cost of revenue	3,012	0.3%	2,162	298	0.2%	(0.1)%
Product development expenses	7,623	0.8%	6,700	923	0.7%	(0.1)%
Sales and marketing expenses	2,265	0.2%	2,137	295	0.2%	0.0%
General and administrative expenses	5,646	0.6%	4,578	631	0.5%	(0.1)%
Total share-based compensation expense(1)	18,546		15,577	2,147

Costs and expenses excluding share-based compensation expense:
Cost of revenue	583,311	62.0%	596,123	82,148	59.8%	(2.2)%
Product development expenses	44,633	4.7%	50,451	6,953	5.1%	0.4%
Sales and marketing expenses	112,876	12.0%	141,884	19,552	14.2%	2.2%
General and administrative expenses	36,339	3.9%	39,661	5,465	4.0%	0.1%
Amortization and impairment of intangible assets	21,592	2.3%	6,336	873	0.6%	(1.7)%
Impairment of goodwill	10,521	1.1%	6,171	850	0.6%	(0.5)%
Total costs and expenses excluding share-based compensation expense	809,272		840,626	115,841

(1) This includes both cash and non-cash share-based compensation expenses.

Cost of revenue – Cost of revenue in fiscal year 2025 was RMB598,285 million (US$82,446 million), or 60.0% of revenue, compared to RMB586,323 million, or 62.3% of revenue, in fiscal year 2024. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have decreased from 62.0% in fiscal year 2024 to 59.8% in fiscal year 2025, primarily due to the decrease in scale of low margin direct sales businesses, and improvement in monetization and operating efficiency.

Product development expenses – Product development expenses in fiscal year 2025 were RMB57,151 million (US$7,876 million), or 5.7% of revenue, compared to RMB52,256 million, or 5.6% of revenue, in fiscal year 2024. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have increased from 4.7% in fiscal year 2024 to 5.1% in fiscal year 2025.

Sales and marketing expenses – Sales and marketing expenses in fiscal year 2025 were RMB144,021 million (US$19,847 million), or 14.5% of revenue, compared to RMB115,141 million, or 12.2% of revenue, in fiscal year 2024. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 12.0% in fiscal year 2024 to 14.2% in fiscal year 2025, primarily due to our increased investments in e-commerce businesses.

General and administrative expenses – General and administrative expenses in fiscal year 2025 were RMB44,239 million (US$6,096 million), or 4.4% of revenue, compared to RMB41,985 million, or 4.5% of revenue, in fiscal year 2024. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have increased from 3.9% in fiscal year 2024 to 4.0% in fiscal year 2025.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in fiscal year 2025 was RMB15,577 million (US$2,147 million), compared to RMB18,546 million in fiscal year 2024.

The following table sets forth our analysis of share-based compensation expense for the periods indicated by type of share-based awards:

	Year ended March 31,
	2024	2025		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	17,974	11,121	1,533	(38)%
Ant Group share-based awards(2)	(6,691)	4	1	N/A
Others(3)	7,263	4,452	613	(39)%
Total share-based compensation expense(4)	18,546	15,577	2,147	(16)%

(1)	This represents Alibaba Group share-based awards granted to our employees.

(2)	This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.

(3)	This represents share-based awards of our subsidiaries.

(4)	This includes both cash and non-cash share-based compensation expenses.

Share-based compensation expense decreased in fiscal year 2025 compared to fiscal year 2024. This decrease was primarily due to the decrease in the number of the awards granted and the increase in long-term cash incentives granted after considering the macroeconomic environment and the general trends in the talent market.

Share-based compensation expense related to Ant Group share-based awards was a net reversal in fiscal year 2024 because we made a mark-to-market adjustment during the fiscal year relating to Ant Group share-based awards granted to our employees, reflecting a decrease in the value of Ant Group.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization and impairment of intangible assets – Amortization and impairment of intangible assets in fiscal year 2025 was RMB6,336 million (US$873 million), a decrease of 71% from RMB21,592 million in fiscal year 2024. In fiscal year 2025, impairment of intangible assets of RMB634 million (US$87 million) was recorded mainly relating to our businesses within All others segment. In fiscal year 2024, an impairment of intangible assets of RMB12,084 million was recorded relating to Sun Art within All others segment.

Impairment of goodwill – Impairment of goodwill in fiscal year 2025 was RMB6,171 million (US$850 million), a decrease of 41% from RMB10,521 million in fiscal year 2024, which mainly related to Digital Media and Entertainment Group and All others segment.

Income from operations and operating margin

Income from operations in fiscal year 2025 was RMB140,905 million (US$19,417 million), or 14% of revenue, an increase of 24% compared to RMB113,350 million, or 12% of revenue, in fiscal year 2024, primarily due to the decrease in impairment of intangible assets and goodwill, the decrease in non-cash share-based compensation expense and the increase in adjusted EBITA.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 6% year-over-year to RMB202,325 million (US$27,881 million) in fiscal year 2025, compared to RMB191,668 million in fiscal year 2024. Adjusted EBITA increased 5% year-over-year to RMB173,065 million (US$23,849 million) in fiscal year 2025, compared to RMB165,028 million in fiscal year 2024, primarily attributable to revenue growth and improved operating efficiency, partly offset by the increase in investments in our e-commerce businesses and technology. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA by segment

Adjusted EBITA by segment as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitled “Full Fiscal Year Segment Results” above.

Interest and investment income, net

Interest and investment income, net in fiscal year 2025 was a gain of RMB20,759 million (US$2,861 million), compared to a loss of RMB9,964 million in fiscal year 2024, primarily due to the mark-to-market changes from our equity investments and the decrease in impairment of our investments, partly offset by the losses arising from the disposal of subsidiaries.

The above-mentioned gains and losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in fiscal year 2025 was RMB3,387 million (US$467 million), a decrease of 45% compared to RMB6,157 million in fiscal year 2024, primarily due to change in input VAT super-credit rate from 5% to 0% in calendar year 2024.

Income tax expenses

Income tax expenses in fiscal year 2025 were RMB35,445 million (US$4,884 million), compared to RMB22,529 million in fiscal year 2024.

Share of results of equity method investees

Share of results of equity method investees in fiscal year 2025 was a profit of RMB5,966 million (US$822 million), compared to a loss of RMB7,735 million in fiscal year 2024. The following table sets forth a breakdown of share of results of equity method investees for the periods indicated:

	Year ended March 31,
	2024	2025
	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	7,860	12,648	1,743
- Others	(2,154)	(2,276)	(314)
Impairment loss	(9,895)	(2,723)	(375)
Others(1)	(3,546)	(1,683)	(232)
Total	(7,735)	5,966	822

(1)	“Others” mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The year-over-year increase in share of profit of Ant Group was mainly attributable to an increase in fair value of certain investments, partly offset by the investments in new growth initiatives.

Net income and Non-GAAP net income

Our net income in fiscal year 2025 was RMB125,976 million (US$17,360 million), compared to RMB71,332 million in fiscal year 2024, primarily due to the mark-to-market changes from our equity investments and the increase in income from operations, partly offset by the losses arising from the disposal of subsidiaries.

Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP net income in fiscal year 2025 was RMB158,122 million (US$21,790 million), which remained stable compared to RMB157,479 million in fiscal year 2024. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in fiscal year 2025 was RMB129,470 million (US$17,841 million), compared to RMB79,741 million in fiscal year 2024, primarily due to the mark-to-market changes from our equity investments and the increase in income from operations, partly offset by the losses arising from the disposal of subsidiaries.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in fiscal year 2025 was RMB53.59 (US$7.38), compared to RMB31.24 in fiscal year 2024. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per ADS in fiscal year 2025 was RMB65.41 (US$9.01), an increase of 5% compared to RMB62.23 in fiscal year 2024.

Diluted earnings per share in fiscal year 2025 was RMB6.70 (US$0.92 or HK$7.26), compared to RMB3.91 in fiscal year 2024. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per share in fiscal year 2025 was RMB8.18 (US$1.13 or HK$8.86), an increase of 5% compared to RMB7.78 in fiscal year 2024.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Cash and cash equivalents, short-term investments and other treasury investments

As of March 31, 2025, cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets, of which that are unrestricted for withdrawal and use, were RMB597,132 million (US$82,287 million), compared to RMB617,230 million as of March 31, 2024. Other treasury investments consist of fixed deposits, certificates of deposit and marketable debt securities with original maturities over one year for treasury purposes. The decrease in cash and cash equivalents, short-term investments and other treasury investments during the year ended March 31, 2025, was primarily due to cash used in repurchase of ordinary shares of RMB86,662 million (US$11,942 million), dividend payment of RMB29,077 million (US$4,007 million), acquisition of additional equity interests in non-wholly owned subsidiaries of RMB21,949 million (US$3,025 million), repayment of unsecured senior notes of RMB16,220 million (US$2,235 million) and net cash outflow of RMB7,662 million (US$1,056 million) for investment and acquisition activities, partly offset by free cash flow generated from operations of RMB73,870 million (US$10,180 million) and net proceeds from the issuance of unsecured and convertible senior notes and the payments for capped call transactions of RMB67,032 million (US$9,237 million).

Net cash provided by operating activities and free cash flow

Net cash provided by operating activities in fiscal year 2025 was RMB163,509 million (US$22,532 million), a decrease of 10% compared to RMB182,593 million in fiscal year 2024. Free cash flow, a non-GAAP measurement of liquidity, was RMB73,870 million (US$10,180 million), a decrease of 53% compared to RMB156,210 million in fiscal year 2024. The decrease in free cash flow was mainly attributed to the increase in our cloud infrastructure expenditure, partly offset by year-over-year increase of adjusted EBITDA. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During fiscal year 2025, net cash used in investing activities of RMB185,415 million (US$25,551 million) primarily reflected an increase in other treasury investments by RMB126,041 million (US$17,369 million) and capital expenditures of RMB85,972 million (US$11,847 million), partly offset by a decrease in short-term investments by RMB23,395 million (US$3,224 million).

Net cash used in financing activities

During fiscal year 2025, net cash used in financing activities of RMB76,215 million (US$10,502 million) primarily reflected cash used in repurchase of ordinary shares of RMB86,662 million (US$11,942 million), dividend payment of RMB29,077 million (US$4,007 million) and acquisition of additional equity interests in non-wholly owned subsidiaries of RMB21,949 million (US$3,025 million), partly offset by net proceeds from the issuance of unsecured and convertible senior notes and the payments for capped call transactions of RMB67,032 million (US$9,237 million).

Employees

As of March 31, 2025, we had a total of 124,320 employees, compared to 204,891 as of March 31, 2024. The decrease in number of employees was mainly the result of sale and deconsolidation of Sun Art, partly offset by new hires.

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on Thursday, May 15, 2025.

All participants must pre-register to join this conference call using the Participant Registration link below:

English: https://s1.c-conf.com/diamondpass/10046682-j7a0c5.html

Chinese: https://s1.c-conf.com/diamondpass/10046685-k9a6cf.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A live webcast of the earnings conference call can be accessed at https://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week from the date of the conference (Dial-in number: +1 855 883 1031; English conference PIN 10046682; Chinese conference PIN 10046685).

Please visit Alibaba Group’s Investor Relations website at https://www.alibabagroup.com/en/ir/home on May 15, 2025 to view the earnings release and accompanying slides prior to the conference call.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

Investor Relations Contact

Lydia Liu

Head of Investor Relations

Alibaba Group Holding Limited
investor@alibaba-inc.com

Media Contacts

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com

EXCHANGE RATE INFORMATION

This results announcement contains translations of certain Renminbi (”RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB7.2567 to US$1.00, the exchange rate on March 31, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.92283 to HK$1.00, the middle rate on March 31, 2025 as published by the People’s Bank of China. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba Group’s new organizational and governance structure, Alibaba’s strategies and business and operational plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business, its financial results, return on investments, strategic investments and dispositions and share repurchases, and the business outlook and quotations from management in this announcement, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the implementation of Alibaba Group’s new organizational and governance structure; Alibaba’s ability to compete, innovate and maintain or grow its business; risks associated with sustained investments in Alibaba’s businesses; risks related to strategic transactions; fluctuations in general economic and business conditions in China and globally; uncertainties arising from competition among countries and geopolitical tensions, including national trade, investment, protectionist or other policies and export control, economic or trade sanctions; changes to our shareholder return initiatives; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba’s filings with the U.S. Securities and Exchange Commission and announcements on the website of The Stock Exchange of Hong Kong Limited. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, depreciation and impairment of property and equipment, and operating lease cost relating to land use rights, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before non-cash share-based compensation expense, amortization and impairment of intangible assets, gain or loss on deemed disposals/disposals/revaluation of investments, impairment of goodwill and investments, and others (including provision in relation to matters outside the ordinary course of business), and adjustments for the tax effects.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets (excluding those acquired through acquisitions), as well as adjustments to exclude from net cash provided by operating activities the buyer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude buyer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating buyers for claims against merchants.

The table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement has more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended March 31,			Year ended March 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Revenue	221,874	236,454	32,584	941,168	996,347	137,300
Cost of revenue	(148,098)	(145,626)	(20,068)	(586,323)	(598,285)	(82,446)
Product development expenses	(14,085)	(14,934)	(2,058)	(52,256)	(57,151)	(7,876)
Sales and marketing expenses	(28,826)	(36,179)	(4,985)	(115,141)	(144,021)	(19,847)
General and administrative expenses	(14,019)	(10,331)	(1,423)	(41,985)	(44,239)	(6,096)
Amortization and impairment of intangible assets	(2,081)	(833)	(115)	(21,592)	(6,336)	(873)
Impairment of goodwill	–	–	–	(10,521)	(6,171)	(850)
Other (losses) gains, net	–	(86)	(12)	–	761	105

Income from operations	14,765	28,465	3,923	113,350	140,905	19,417
Interest and investment income, net	(5,702)	(7,516)	(1,036)	(9,964)	20,759	2,861
Interest expense	(2,177)	(2,496)	(344)	(7,947)	(9,596)	(1,323)
Other income, net	2,963	20	3	6,157	3,387	467

Income before income tax and share of results of equity method investees	9,849	18,473	2,546	101,596	155,455	21,422
Income tax expenses	(5,722)	(6,854)	(945)	(22,529)	(35,445)	(4,884)
Share of results of equity method investees	(3,208)	354	49	(7,735)	5,966	822

Net income	919	11,973	1,650	71,332	125,976	17,360
Net loss attributable to noncontrolling interests	2,446	586	81	8,677	4,133	569

Net income attributable to Alibaba Group Holding Limited	3,365	12,559	1,731	80,009	130,109	17,929

Accretion of mezzanine equity	(95)	(177)	(25)	(268)	(639)	(88)

Net income attributable to ordinary shareholders	3,270	12,382	1,706	79,741	129,470	17,841

Earnings per share attributable to ordinary shareholders(1)
Basic	0.17	0.67	0.09	3.95	6.89	0.95
Diluted	0.16	0.65	0.09	3.91	6.70	0.92

Earnings per ADS attributable to ordinary shareholders(1)
Basic	1.32	5.36	0.74	31.61	55.12	7.60
Diluted	1.30	5.17	0.71	31.24	53.59	7.38

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(1)
Basic	19,763	18,487		20,182	18,791
Diluted	19,980	19,153		20,359	19,318

(1) Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended March 31,
	2024	2025
	RMB	RMB	US$

	(in millions)
Net income	71,332	125,976	17,360
Other comprehensive income (loss):
- Foreign currency translation:
Change in unrealized gains (losses), net of tax	13,502	(512)	(70)
- Share of other comprehensive income of equity method investees:
Change in unrealized gains	980	239	33
- Interest rate swaps under hedge accounting and others:
Change in unrealized (losses) gains	(97)	82	11
Other comprehensive income (loss)	14,385	(191)	(26)
Total comprehensive income	85,717	125,785	17,334
Total comprehensive loss attributable to noncontrolling interests	8,364	4,183	576
Total comprehensive income attributable to ordinary shareholders	94,081	129,968	17,910

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of March 31,
	2024	2025
	RMB	RMB	US$

	(in millions)
Assets
Current assets:
Cash and cash equivalents	248,125	145,487	20,049
Short-term investments	262,955	228,826	31,533
Restricted cash and escrow receivables	38,299	43,781	6,033
Equity securities and other investments	59,949	53,780	7,411
Prepayments, receivables and other assets	143,536	202,175	27,860
Total current assets	752,864	674,049	92,886

Equity securities and other investments	220,942	356,818	49,171
Prepayments, receivables and other assets	116,102	83,431	11,497
Investment in equity method investees	203,131	210,169	28,962
Property and equipment, net	185,161	203,348	28,022
Intangible assets, net	26,950	20,911	2,882
Goodwill	259,679	255,501	35,209
Total assets	1,764,829	1,804,227	248,629

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	12,749	22,562	3,109
Current unsecured senior notes	16,252	–	–
Income tax payable	9,068	11,638	1,604
Accrued expenses, accounts payable and other liabilities	297,883	332,537	45,825
Merchant deposits	12,737	274	37
Deferred revenue and customer advances	72,818	68,335	9,417
Total current liabilities	421,507	435,346	59,992

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of March 31,
	2024	2025
	RMB	RMB	US$

	(in millions)
Deferred revenue	4,069	4,536	625
Deferred tax liabilities	53,012	48,454	6,677
Non-current bank borrowings	55,686	49,909	6,878
Non-current unsecured senior notes	86,089	122,398	16,867
Non-current convertible unsecured senior notes	–	35,834	4,938
Other liabilities	31,867	17,644	2,432
Total liabilities	652,230	714,121	98,409

Commitments and contingencies

Mezzanine equity	10,728	11,713	1,613

Shareholders’ equity:
Ordinary shares	1	1	–
Additional paid-in capital	397,999	381,379	52,555
Treasury shares at cost	(27,684)	(36,329)	(5,006)
Statutory reserves	14,733	15,936	2,196
Accumulated other comprehensive income	3,598	3,393	468
Retained earnings	597,897	645,478	88,949

Total shareholders’ equity	986,544	1,009,858	139,162
Noncontrolling interests	115,327	68,535	9,445

Total equity	1,101,871	1,078,393	148,607

Total liabilities, mezzanine equity and equity	1,764,829	1,804,227	248,629

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,			Year ended March 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash provided by operating activities	23,340	27,520	3,792	182,593	163,509	22,532
Net cash provided by (used in) investing activities	20,267	(39,547)	(5,450)	(21,824)	(185,415)	(25,551)
Net cash used in financing activities	(54,012)	(4,102)	(565)	(108,244)	(76,215)	(10,502)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	1,900	(569)	(78)	4,389	965	133

(Decrease) Increase in cash and cash equivalents, restricted cash and escrow receivables	(8,505)	(16,698)	(2,301)	56,914	(97,156)	(13,388)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	294,929	205,966	28,383	229,510	286,424	39,470

Cash and cash equivalents, restricted cash and escrow receivables at end of period	286,424	189,268	26,082	286,424	189,268	26,082

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net income	919	11,973	1,650	71,332	125,976	17,360
Adjustments to reconcile net income to adjusted EBITA and adjusted EBITDA:
Interest and investment income, net	5,702	7,516	1,036	9,964	(20,759)	(2,861)
Interest expense	2,177	2,496	344	7,947	9,596	1,323
Other income, net	(2,963)	(20)	(3)	(6,157)	(3,387)	(467)
Income tax expenses	5,722	6,854	945	22,529	35,445	4,884
Share of results of equity method investees	3,208	(354)	(49)	7,735	(5,966)	(822)
Income from operations	14,765	28,465	3,923	113,350	140,905	19,417
Non-cash share-based compensation expense	7,123	2,781	383	18,546	13,970	1,925
Amortization and impairment of intangible assets	2,081	833	115	21,592	6,336	873
Impairment of goodwill, and others	–	537	74	11,540	11,854	1,634
Adjusted EBITA	23,969	32,616	4,495	165,028	173,065	23,849
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	6,838	9,167	1,263	26,640	29,260	4,032
Adjusted EBITDA	30,807	41,783	5,758	191,668	202,325	27,881

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net income	919	11,973	1,650	71,332	125,976	17,360
Adjustments to reconcile net income to non-GAAP net income:
Non-cash share-based compensation expense	7,123	2,781	383	18,546	13,970	1,925
Amortization and impairment of intangible assets	2,081	833	115	21,592	6,336	873
Loss (Gain) on deemed disposals/disposals/revaluation of investments	4,994	12,306	1,696	21,659	(8,764)	(1,208)
Impairment of goodwill and investments, and others	10,657	897	123	33,679	22,435	3,092
Tax effects(1)	(1,356)	1,057	146	(9,329)	(1,831)	(252)
Non-GAAP net income	24,418	29,847	4,113	157,479	158,122	21,790

(1)	Tax effects primarily comprise tax effects relating to non-cash share-based compensation expense, amortization and impairment of intangible assets and certain gains and losses from investments, and others.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders – basic	3,270	12,382	1,706	79,741	129,470	17,841
Dilution effect on earnings arising from non-cash share-based awards operated by equity method investees and subsidiaries	(15)	(82)	(11)	(228)	(300)	(41)
Adjustments for interest expense attributable to convertible unsecured senior notes	–	70	10	–	235	32
Net income attributable to ordinary shareholders – diluted	3,255	12,370	1,705	79,513	129,405	17,832
Non-GAAP adjustments to net income attributable to ordinary shareholders(1)	22,073	17,610	2,426	78,846	28,535	3,933

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	25,328	29,980	4,131	158,359	157,940	21,765

Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)(2)	19,980	19,153		20,359	19,318

Diluted earnings per share(2)(3)	0.16	0.65	0.09	3.91	6.70	0.92

Non-GAAP diluted earnings per share(2)(4)	1.27	1.57	0.22	7.78	8.18	1.13

Diluted earnings per ADS(2)(3)	1.30	5.17	0.71	31.24	53.59	7.38

Non-GAAP diluted earnings per ADS(2)(4)	10.14	12.52	1.73	62.23	65.41	9.01

(1)	Non-GAAP adjustments excluding the attributions to the noncontrolling interests. See the table above for items regarding the reconciliation of net income to non-GAAP net income (before excluding the attributions to the noncontrolling interests).

(2)	Each ADS represents eight ordinary shares.

(3)	Diluted earnings per share is derived from dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

(4)	Non-GAAP diluted earnings per share is derived from dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share, on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash provided by operating activities	23,340	27,520	3,792	182,593	163,509	22,532
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(10,174)	(23,993)	(3,306)	(27,579)	(84,278)	(11,614)
Less: Purchase of intangible assets (excluding those acquired through acquisitions)	–	–	–	(842)	–	–
Less: Changes in the buyer protection fund deposits	2,195	216	30	2,038	(5,361)	(738)

Free cash flow	15,361	3,743	516	156,210	73,870	10,180

NOTES TO THE FINANCIAL INFORMATION

Basis of presentation

Our unaudited condensed consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. There were no significant changes to our significant accounting policies from the audited consolidated financial statements for the preceding fiscal year, except that the accounting policies relating to unsecured senior notes and derivatives and hedging were updated for the convertible senior notes and the related capped call transactions, respectively. The adoption of the accounting standard updates did not have a material impact on the financial position, results of operations and cash flows.

Revenue

Revenue by type is as follows:

	Year ended March 31,
	2024	2025
	RMB	RMB

	(in millions)
Customer management services	386,571	424,877
Membership fees and value-added services	41,956	46,613
Logistics services	114,073	123,379
Cloud services	76,459	84,517
Sales of goods	283,273	274,276
Other revenue	38,836	42,685
	941,168	996,347

Income tax expenses

Composition of income tax expenses is as follows:

	Year ended March 31,
	2024	2025
	RMB	RMB

	(in millions)
Current income tax expense	27,792	35,071
Deferred taxation	(5,263)	374
	22,529	35,445

Dividends

A two-part dividend comprised of (i) an annual dividend for the year ended March 31, 2024 of US$0.125 per ordinary share or US$1.00 per ADS, and (ii) a one-time extraordinary dividend of US$0.0825 per ordinary share or US$0.66 per ADS, was declared on May 14, 2024.

A two-part dividend in the total amount of US$0.25 per ordinary share or US$2.00 per ADS comprised of (i) an annual dividend for the year ended March 31, 2025 of US$0.13125 per ordinary share or US$1.05 per ADS, and (ii) a one-time extraordinary dividend of US$0.11875 per ordinary share or US$0.95 per ADS, was declared on May 15, 2025.

NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

Earnings per share/ADS

The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Year ended March 31,
	2024	2025
	RMB	RMB

	(in millions, except per share data)
Earnings per share
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	79,741	129,470
Dilution effect on earnings arising from non-cash share-based awards operated by equity method investees and subsidiaries	(228)	(300)
Adjustments for interest expense attributable to convertible unsecured senior notes	—	235
Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	79,513	129,405

Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share — basic (million shares)	20,182	18,791
Adjustments for dilutive RSUs and share options (million shares)	177	200
Adjustments for convertible unsecured senior notes (million shares)	—	327
Weighted average number of shares used in calculating net income per ordinary share — diluted (million shares)	20,359	19,318

Net income per ordinary share — basic (RMB)	3.95	6.89
Net income per ordinary share — diluted (RMB)	3.91	6.70

Earnings per ADS
Net income per ADS — basic (RMB)	31.61	55.12
Net income per ADS — diluted (RMB)	31.24	53.59

NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

Aging analysis

Accounts receivable

The aging analysis of the accounts receivable, net of allowance based on billing date is as follows:

	As of March 31,
	2024	2025
	RMB	RMB

	(in millions)
0-3 months	23,046	25,172
3-6 months	3,306	3,078
6-12 months	2,086	1,775
Over 1 year	924	627
Accounts receivable, net of allowance	29,362	30,652

Accounts payable

The aging analysis of the accounts payable based on billing date is as follows:

	As of March 31,
	2024	2025
	RMB	RMB

	(in millions)
0-3 months	54,066	52,019
3-6 months	5,551	3,990
6-12 months	1,271	846
Over 1 year	2,960	1,346
Accounts payable	63,848	58,201

LIQUIDITY AND CAPITAL RESOURCES

We fund our operations and strategic investments from cash generated from our operations and through debt and equity financing. We generated RMB182,593 million and RMB163,509 million of cash from operating activities for the year ended March 31, 2024 and 2025, respectively. As of March 31, 2025, we had cash and cash equivalents, short-term investments and other treasury investments of RMB597,132 million that are unrestricted for withdrawal and use. Short-term investments include investments in fixed deposits with original maturities between three months and one year and certain investments in wealth management products, certificates of deposit, marketable debt securities and other investments whereby we have the intention to redeem within one year. Other treasury investments mainly include investments in fixed deposits, certificates of deposit and marketable debt securities with original maturities over one year for treasury purposes. The remaining maturities of these treasury investments held by us generally range from one to five years.

We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next twelve months. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions, which may include investing in technology, infrastructure, including data management and analytics solutions, or related talent. If we determine that our cash requirements exceed our amounts of cash on hand or if we decide to further optimize our capital structure, we may seek to issue additional debt or equity securities or obtain credit facilities or other sources of funding.

In May 2024, we issued convertible unsecured fixed rate senior notes for an aggregate principal amount of US$5.0 billion due on June 1, 2031. The convertible senior notes are senior unsecured obligations, and interest at an annual rate of 0.5% is payable in arrears semiannually.

In November 2024, we issued unsecured fixed rate senior notes with varying maturities, consisting of U.S. dollar-denominated notes for an aggregate principal amount of US$2.65 billion and RMB-denominated notes for an aggregate principal amount of RMB17 billion. The senior notes are senior unsecured obligations, and interest is payable in arrears semiannually.

We monitor the Group’s financial health and liquidity position by reviewing its total debts to Adjusted EBITDA ratio, calculated by dividing bank borrowings, unsecured senior notes and convertible unsecured senior notes by Adjusted EBITDA for the last twelve months. The Group’s total debts to Adjusted EBITDA ratio was 0.89 and 1.14 as at March 31, 2024 and 2025, respectively.

SIGNIFICANT INVESTMENTS

Our significant investment consists of Ant Group. Ant Group provides comprehensive digital payment services and facilitates digital financial and value-added services for consumers and merchants in China and across the world. As of March 31, 2025, our equity interest in Ant Group on a fully diluted basis was 33%. During the year ended March 31, 2025, dividend received from Ant Group amounted to RMB2,630 million.

We did not hold any other significant investments as of March 31, 2025.

MATERIAL ACQUISITIONS AND DISPOSALS

Our material acquisitions and disposals of subsidiaries, associates and joint ventures in the year ended March 31, 2025 are set forth below.

In December 2024, we entered into the sale and purchase agreement with an independent purchaser, pursuant to which, among other things, the purchaser has conditionally agreed to purchase all of the equity interest in Sun Art held by the Group, representing approximately 73.66% of the total number of the ordinary shares of Sun Art in issue. Pursuant to the sale and purchase agreement, the Group was entitled to receive approximately HKD9,698 million (RMB9,054 million), which comprised of cash considerations and deferred cash considerations. The sale of Sun Art was completed as of March 31, 2025.

In December 2024, we together with another minority shareholder agreed to sell 100% of the equity interest in Intime to a consortium of purchasers. The Group held approximately 99% of the equity interest in Intime. The cash consideration to the Group from the sale of Intime is approximately RMB7.4 billion. The sale of Intime was substantially completed as of March 31, 2025.

As at the date of this results announcement, the Group did not have detailed future plans for material investments.

PLEDGE OF ASSETS

Certain of the Group’s bank borrowings are collateralized by a pledge of certain buildings and property improvements, construction in progress and land use rights in the PRC, receivables and other treasury investments with carrying values of RMB34,056 million and RMB30,213 million, as of March 31, 2024 and 2025, respectively. In addition, certain of the Group's payables are collateralized by a pledge of certain short-term investments and other treasury investments with carrying values of nil and RMB3,697 million as of March 31, 2024 and 2025, respectively.

FOREIGN EXCHANGE RISK

Foreign currency risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Although we operate businesses in different countries and regions, most of our revenue-generating transactions, and a majority of our expense-related transactions, are denominated in Renminbi, which is the functional currency of our major operating subsidiaries and the reporting currency of our financial statements. When considered appropriate, we enter into hedging activities with regard to exchange rate risk.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the governments. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debts, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

CONTINGENT LIABILITIES

As at March 31, 2025, the Group had no material contingent liabilities.

CAPITAL EXPENDITURE AND CAPITAL COMMITMENT

Our capital expenditures have been incurred primarily in relation to (i) the acquisition of computer equipment and construction of data centers relating to our Cloud business and our e-commerce businesses; (ii) the acquisition of infrastructure for logistics services and direct sales businesses; and (iii) the acquisition of land use rights and construction of corporate campuses and office facilities. In the year ended March 31, 2024 and 2025, our capital expenditures totaled RMB32,087 million and RMB85,972 million, respectively.

The Group’s capital commitments primarily relate to capital expenditures contracted for purchase of property and equipment, including the construction of corporate campuses. Total capital commitments contracted but not provided for amounted to RMB18,372 million and RMB45,321 million as of March 31, 2024 and March 31, 2025, respectively.

We recently announced our plan to invest in our cloud and AI infrastructure. Save as disclosed above, as at the date of this results announcement, the Group did not have other detailed future plans for material capital assets.

REMUNERATION POLICY

The Group's remuneration policy and compensation packages are periodically reviewed. Discretionary bonuses and other long-term incentives may be awarded to selected employees based on various factors including but not limited to individual performance and the overall performance of our business. We have established learning and training programs to develop our employees both personally and professionally, helping them to better realize their potential and create value, thereby supporting their long-term career success.

The company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan, which provides housing, pension, medical, maternity, work-related injury and unemployment benefits, as well as other welfare benefits to employees. The relevant labor regulations require the company’s subsidiaries in the PRC to make monthly contributions to the local labor and social security authorities based on the applicable benchmarks and rates stipulated by the local government. Additionally, we provide commercial health and accidental insurance for our employees. The company’s subsidiaries also formulate their own unique benefit plans and assistance programs tailored to their specific business needs.

The Group also makes payments to other defined contribution plans and defined benefit plans for the benefit of employees employed by subsidiaries outside of the PRC.

Share-based awards such as restricted share units, incentive and non-statutory stock options, restricted shares and share appreciation rights may be granted to any directors, employees and consultants of the Group or affiliated companies under equity incentive plans adopted since the inception of the company.

SUBSEQUENT EVENTS

Save as disclosed in this results announcement, as at the date of this results announcement, there were no significant events that might affect the Group since March 31, 2025.

PURCHASE, SALE OR REDEMPTION OF OUR COMPANY'S LISTED SECURITIES

During the year ended March 31, 2025, our company repurchased a total of 1,078 million ordinary shares on the Hong Kong Stock Exchange and the New York Stock Exchange for an aggregate consideration of US$10.7 billion.

Details of the ordinary shares repurchased on the Hong Kong Stock Exchange are as follows:

Month of repurchase	Number of ordinary shares repurchased	Highest price paid (HK$)	Lowest price paid (HK$)	Aggregate consideration paid (HK$, in millions)
April 2024	96,690,300	75.40	65.85	6,786
May 2024	41,430,000	85.85	73.45	3,261
June 2024	68,863,600	77.45	70.55	5,018
July 2024	92,633,600	77.95	69.90	6,875
August 2024	43,526,100	80.55	72.85	3,354
Total	343,143,600			25,294

Details of the ordinary shares repurchased on the New York Stock Exchange are as follows:

Month of repurchase	Number of ordinary shares underlying ADSs repurchased (1)	Highest price paid (US$)	Lowest price paid (US$)	Aggregate consideration paid (US$, in millions)
April 2024	119,222,792	9.61	8.56	1,078
May 2024	57,509,912	11.30	9.36	580
June 2024	111,022,008	10.00	8.98	1,059
July 2024	96,566,976	10.12	9.00	920
August 2024	101,855,904	10.72	9.24	1,030
September 2024	79,554,616	12.19	10.04	840
October 2024	11,759,376	12.50	11.94	145
November 2024	54,593,728	12.50	10.33	606
December 2024	52,621,624	11.25	10.25	560
January 2025	39,373,032	11.25	10.04	410
February 2025	1,758,560	17.50	16.28	30
March 2025	9,397,632	17.50	15.82	159
Total	735,236,160			7,417

(1)       Each ADS represents eight ordinary shares.

Our company also repurchased 118,628,800 ordinary shares at the price of US$10.10 per share, representing an aggregate consideration of approximately US$1.2 billion, through privately negotiated transaction concurrently with the pricing of our convertible senior notes offering on May 23, 2024.

As of the date of this results announcement, other than ordinary shares transferred to a trust prior to the Primary Conversion Effective Date (as defined below), all the ordinary shares repurchased during the year ended March 31, 2025 have been cancelled.

Save as disclosed above, neither our company nor any of our subsidiaries purchased, sold or redeemed any of our company’s securities listed on the Hong Kong Stock Exchange or the New York Stock Exchange (including sale of Treasury Shares) during the year ended March 31, 2025. As of March 31, 2025, our company did not hold any treasury shares as defined in the Hong Kong Listing Rules.

CORPORATE GOVERNANCE

Compliance with the Corporate Governance Code

We became subject to the Corporate Governance Code (the “Corporate Governance Code”) set forth in Appendix C1 to the Hong Kong Listing Rules upon the voluntary conversion of our secondary listing status to primary listing status on the Main Board of the Hong Kong Stock Exchange, effective on August 28, 2024 (the “Primary Conversion Effective Date”).

To the knowledge of the company and our directors, we have complied with all applicable code provisions as set out in Part 2 of the Corporate Governance Code during the period from the Primary Conversion Effective Date to March 31, 2025.

Compliance with the Model Code

We have adopted our own trading guidelines, on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Hong Kong Listing Rules, to regulate, among others, all dealings by directors and relevant employees of securities in the company.

Having made specific enquiry of all directors, all directors confirmed that they have complied with our trading guidelines throughout the period from the Primary Conversion Effective Date to March 31, 2025.

REVIEW OF ANNUAL RESULTS

Our audit committee has reviewed our unaudited consolidated annual results for the fiscal year ended March 31, 2025, and has met with the independent auditor of the company, PricewaterhouseCoopers. Our audit committee has also discussed the accounting policies and practices adopted by us, as well as internal control and financial reporting matters with our senior management members.

The unaudited financial information disclosed in this announcement is preliminary. The audit of the consolidated financial statements and related notes to be included in our annual report to shareholders for the fiscal year ended March 31, 2025 is still in progress. The figures in respect of our unaudited consolidated balance sheets, unaudited consolidated income statements, unaudited consolidated statements of comprehensive income, unaudited condensed consolidated statements of cash flows and the related notes thereto for the fiscal year ended March 31, 2025 as set out in this announcement have been agreed by our auditor, PricewaterhouseCoopers, to the amounts set out in our draft consolidated financial statements for the fiscal year. The work performed by our auditor in this respect did not constitute an assurance engagement, and consequently no opinion or assurance has been expressed by our auditor on this announcement.

By order of the Board
Alibaba Group Holding Limited
Kevin Jinwei ZHANG
Secretary

Hong Kong, May 15, 2025

As at the date of this results announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.